Via Facsimile and U.S. Mail
Mail Stop 6010

January 17, 2006

Mr. Robert F. Orlich
President and Chief Executive Officer
Transatlantic Holdings, Inc.
80 Pine St.
New York, NY   10005

Re: Transatlantic Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005
File No. 001-10545

Dear Mr. Orlich:

We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief